VEON Group CEO share award Increasing direct share ownership Amsterdam, 23 September 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, today announces a share award to Group CEO Kaan Terzioglu. The award of 5,231,771 shares will be issued with a grant date of 1 October 2022. 1,569,531 shares will vest on the grant date of 1 October 2022 and the balance of 3,662,240 shares will vest on 1 September 2023. The total number of ADSs/common shares currently held by Kaan Terzioglu is 1,674,900. Gunnar Holt, Chairman of the VEON Board of Directors, commented: “Kaan has shown extraordinary commitment, professionalism and sound judgement to help navigate VEON Group through the current challenging operating environment while continuing to execute on our digital operator strategy. The Board has granted this award under our deferred share plan, which recognizes Kaan’s excellent work as CEO, while also further aligning his long-term interests with those of VEON’s shareholders.” Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance, strategic and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. About VEON VEON is a global digital operator that provides converged connectivity and online services to over 200 million customers in seven high-growth markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Contact Information VEON Investor Relations Nik Kershaw ir@veon.com